UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

(Report #1)

Commission File Number 001-35715

JX Luxventure Group Inc.

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On September 3, 2025, JX Luxventure Group Inc., a corporation duly organized under the laws of the Republic of Marshall Islands (the “Company”), entered into a new debt exchange agreement (the “Debt Exchange Agreement”) with Sun Lei, the Company’s Chief Executive Officer, Interim Chief Financial Officer and the Co-Chairperson of the board of directors of the Company. Ms. Lei has continuously made advances to the Company in the form of unsecured loans, due on demand.

As previously reported by the Company in its current report on Form 6-K dated July 17, 2025, on July 14, 2025, the Company and Ms. Lei entered into the first debt exchange agreement, pursuant to which, at the closing occurred on the same date, Ms. Lei cancelled $510,000, a portion of the total outstanding amount of these loans, and in exchange of such cancellation, the Company issued to Ms. Lei 500,049 shares of common stock, $0.0001 par value per share (the “Common Stock”), based on the price of $1.0199 per share (the closing price of the Company’s Common stock as reported by the Nasdaq Capital Market on the trading date immediately prior to the closing).

The current total outstanding amount of these loans made by Mr. Lei to the Company is approximately $4,490,000 (the “Total Outstanding Amount”). Pursuant to the Debt Exchange Agreement, Ms. Lei agreed to cancel $2,000,000 (the “Loan Cancellation Amount”) of the Total Outstanding Amount in exchange for the issuance of shares of the Company’s Common Stock (the “Exchange Shares”) at the price equal to the closing price per share, as reported on The Nasdaq Capital Market on the trading day immediately prior to the closing. As of the date of the Debt Exchange Agreement, Ms. Lei is the legal and beneficial owner of 654,878 shares of the Company’s Common Stock, constituting approximately 5.46% of the Company’s total issued and outstanding Common Stock, based on 11,991,001 shares of Common Stock outstanding.

The closing of the Debt Exchange Agreement will occur upon satisfaction of certain conditions, including, among other things, the submission of the Listing of Additional Shares to Nasdaq at least 15 calendar days before the issuance of the Exchange Shares.

The Company intends to issue the Exchange Shares in reliance upon exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation S promulgated by the Securities and Exchange Commission thereunder, as a transaction by an issuer not involving public offering.

The foregoing description of the Debt Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Debt Exchange Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

EXHIBIT LIST

Exhibit No.	Description
10.1	Debt Exchange Agreement between the Company and Sun Lei dated September 3, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2025	JX Luxventure Group Inc.

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

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